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INTER & CO, INC.

Proxy for Annual General Meeting of Shareholders on April 26, 2024

Solicited on Behalf of the Board of Directors

The shareholder(s) hereby appoints Ana Luiza Vieira Franco Forattini and Débora Resende Castanheira de Carvalho, or either of them, as proxies, each with the power to appoint their substitute, to represent and to vote, as designated on the reverse side of this proxy, all of the shares of Common Shares of Inter & Co, Inc. (the "**Compan**y") that the undersigned is/are entitled to vote at the Annual General Meeting of Shareholders to be held beginning at 4:30 p.m. (São Paulo time) at Avenida Barbacena, nº 1.219, in the city of Belo Horizonte, state of Minas Gerais, CEP 30190-131, Brazil and online at https://web.lumiagm.com/234117599 (password: interco2024) on April 26, 2024, and any adjournment or postponement thereof. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and of the accompanying proxy statement, the terms of each which are incorporated by reference, and revokes any proxy heretofore given with respect to such meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4 and 5. This proxy when properly executed will be voted in the manner directed. If no such directions are specified, this proxy will be voted "FOR" ITEMS 1, 2, 3, 4 and 5 and in the discretion of the proxy holder on any other matter that may properly be brought before the Annual General Meeting of Shareholders and any postponement or adjournment thereof.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

April 26, 2024

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy materials, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

042624

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4 AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023 be approved, ratified and confirmed in all respects."	☐	☐	☐
2. "As an ordinary resolution, that the proposed annual budget of US$15,802,867.00 (fifteen million, eight hundred and two thousand, eight hundred and sixty-seven US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects."	☐	☐	☐
3. "As an ordinary resolution, that Claudia Farkouh Prado be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
4.. "As an ordinary resolution, that each of Rubens Menin Teixeira de Souza, Maria Fernanda Nazareth Menin Teixeira de Souza Maia, Leonardo Guimarães Corrêa, José Felipe Diniz, Cristiano Henrique Vieira Gomes, André Guilherme Cazzaniga Maciel, Luiz Antônio Nogueira de França, Antonio Kandir and Todd Crawford Chapman be re-appointed as directors of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company."	☐	☐	☐
5. "As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

INTER & CO, INC.

April 26, 2024

PROXY VOTING INSTRUCTIONS

INTERNET - Access "www.voteproxy.com" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-201-299-4446** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet. To attend the meeting via the Internet, please visit https://web.lumiagm.com/234117599 (password: interco2024) and be sure to have your control number available.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:
The Notice of Annual General Meeting of Shareholders, Proxy Statement and Proxy Card are available at http://www.astproxyportal.com/ast/26864

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

042624

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2, 3, 4 AND 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. "As an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023 be approved, ratified and confirmed in all respects."	☐	☐	☐
2. "As an ordinary resolution, that the proposed annual budget of US$15,802,867.00 (fifteen million, eight hundred and two thousand, eight hundred and sixty seven US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects."	☐	☐	☐
3. "As an ordinary resolution, that Claudia Farkouh Prado be appointed as a director of the Company with immediate effect to hold office for a two year term in accordance with the Articles of Association of the Company."	☐	☐	☐
4. "As an ordinary resolution, that each of Rubens Menin Teixeira de Souza, Maria Fernanda Nazareth Menin Teixeira de Souza Maia, Leonardo Guimarães Corrêa, José Felipe Diniz, Cristiano Henrique Vieira Gomes, André Guilherme Cazzaniga Maciel, Luiz Antônio Nogueira de França, Antonio Kandir and Todd Crawford Chapman be re appointed as directors of the Company with immediate effect to hold office for a two year term in accordance with the Articles of Association of the Company."	☐	☐	☐
5. "As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance documents/) with immediate effect."	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.